NEWS RELEASE

Symbols	JJJ - CSE
HHHEF - OTCQB

Shares for debt

Vancouver, BC, October 23, 2017. 37 Capital Inc. (the “Company” or “37 Capital”). The Company shall enter into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros. of B.C. Ltd. (“KBros.”), companies related to 37 Capital by certain common directors. The Company shall issue 4,249,985 units to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to KBros. for the total amount of $15,750, the Company shall issue 175,000 units at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to KBros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit will consist of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.12 per share for a period of five years. The securities that shall be issued will be subject to a hold period in accordance with applicable securities laws.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

/s/ Jake H. Kalpakian

Jake H. Kalpakian
President & CEO

Trading in the securities of the Company should be considered speculative.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

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